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The Growth Fund of America, Inc.
One Market, Steuart Tower
Suite 1800
San Francisco, California  94105
Phone (415) 421-9360

Patrick Quan
Secretary

October 16, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:       The Growth Fund of America, Inc.
File Nos. 811-00862 and 002-14728

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on September 30, 2009 to the fund’s Post-Effective Amendment No. 85 to the Registration Statement under the Securities Act of 1933 and Amendment No. 44 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on November 1, 2009.

1.         Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Please explain the criteria that portfolio counselors use to determine what common stocks appear to offer superior opportunities for growth of capital.

Response:   We have clarified the language in the first paragraph of this section to state that the fund “seeks to invest in companies that appear to offer superior opportunities for growth.”  Additionally, the second paragraph states that the fund relies on the judgment of the investment adviser, that the basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent good, long term investment opportunities and that the investment adviser believes that an important way to accomplish this is through fundamental analysis.  These are the common ideals that the fund’s portfolio counselors maintain in managing the fund’s assets.  The investment adviser uses a system of multiple portfolio counselors to manage the fund’s assets.  There are ten portfolio counselors named in the prospectus who manage their own portion of the fund’s assets, with others that manage smaller portions of the fund.  Each of these portfolio counselors may use different criteria to determine what, in his/her professional investment opinion, constitutes a company that appears to offer superior opportunities for growth of capital.  There is not one or two criteria that these portfolio counselors implement for this purpose that could easily be disclosed in the prospectus.  We believe that to try to capture the various strategies used by all of the portfolio counselors in a sentence or two could be misleading to a shareholder.  We will add disclosure to the second paragraph of this section explaining that the fund’s assets are managed under a system of multiple portfolio counselors and a brief description of the system.

2.          Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Does the fund consider investments in securities other than common stocks to be a principal strategy for the fund?  If so, please include in this section.

Response:   The fund considers investing in common stocks to be its principal investment strategy.  Other strategies employed by portfolio counselors are secondary or tertiary strategies.  Some of these strategies are set forth in the “Investment objective, strategies and risks” section of the prospectus.

3.          Investment objective, strategies and risks – page 8 of the fund’s prospectus

Comment:  Please define the phrase “other equity-type securities” in the second paragraph of this section.

Response:   We will modify the disclosure to include the phrase “such as preferred stocks, convertible preferred stocks and convertible bonds” to clarify what is intended by the phrase other equity-type securities.

4.         Investment objective, strategies and risks – page 9 of the fund’s prospectus

Comment:  When disclosing that the funds may invest in securities rated Ba1 and BB+ or below, please refer to these securities as “junk bonds.”

Response:   We will include disclosure that such securities are sometimes referred to as “junk bonds.”

5.         Additional investment results – page 10 of the fund’s prospectus

Comment:  Please include information for the S&P 500 as the fund’s broad based securities index for comparative purposes.  This information is required to be presented in both the Investment results table and the Additional investment results table.

Response:   We will include the information for the S&P 500 in the Additional investment results table under the title “Indexes.”

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (415) 393-7110 or Michael Triessl at (213) 615-4024.

Sincerely,
/s/ Patrick Quan
Patrick Quan
Secretary